Exhibit (d)(8)

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, NEWARK, NEW JERSEY

DUAL DIRECTIONAL INDEX STRATEGY ENDORSEMENT

ANNUITY NUMBER: [001-00001]    EFFECTIVE DATE: [ February 1, 2024]

This Endorsement is made part of your Annuity and describes the Dual Directional Index Strategy. The Indices and values provided on the Index Strategies Specifications Schedule are applicable to your Annuity on the Effective Date.

Other Buffers, Indices, and Index Terms may be available and may vary in the future. If the Initial Index Strategy Base on the Index Strategies Specifications Schedule is equal to $0.00, there is no allocation to that Index Strategy as of the Effective Date. We are providing this Endorsement to help describe the Dual Directional Index Strategy in the event you wish to allocate funds to this type of Index Strategy in the future as described in your Annuity, and so long as the Index Strategy is still available. There are no explicit charges for allocations to the Dual Directional Index Strategy.

For the purposes of this Endorsement, the following definitions apply:

Cap Rate: The Cap Rate limits the maximum amount of Index Credit, when index returns are positive, that may be credited to the Index Strategy Base on any Index Strategy End Date. The Cap Rate may vary by Index, Index Strategy Term and Buffer.

The initial Cap Rate for Index Strategies that you have chosen is shown on the Index Strategies Specifications Schedule and is applicable for the Index Term as of the Issue Date.

Buffer: The Buffer limits the amount of negative Index Credit that may be applied to the Index Strategy Base on any Index Strategy End Date. The Buffer may vary by Index and Index Strategy Term. The Buffer is shown on the Index Strategies Specifications Schedule.

Dual Directional Index Strategy Functionality

Index Credit: On each Index Strategy End Date, we will calculate the Index Credit, if any, to be credited to the Index Strategy Base. The Index Credit is calculated by comparing the Cap Rate and Buffer to the percentage change in the Index, known as the Index Return. The Index Return is determined by (A – B) / B, where:

A = the Index Value on the Index Strategy End Date

B = the Index Value on the Index Strategy Start Date

If the Index Return is positive and greater than or equal to the Cap Rate, then the Index Credit is equal to the Cap Rate. If the Index Return is zero or positive, but less than the Cap Rate, then the Index Credit is equal to the Index Return.

If the Index Return is negative and is within or equal to the Buffer, then the Index Credit will be the absolute value (without regard to the mathematical sign (positive or negative)) of the Index Return, not limited by the Cap Rate. Otherwise, if the Index Return is negative and exceeds the Buffer, then the Index Credit is equal to the Index Return plus the Buffer.

Subsequent Index Strategy Terms: We will declare a Cap Rate for each subsequent Index Strategy Term. The new Cap Rates may be higher or lower than the initial Cap Rate and will never be lower than the Guaranteed Minimum Cap Rate.

P-END-RILA-DD(7/23)-NY

Dual Directional Index Strategy Interim Value

When you take a Partial Withdrawal, Surrender your Annuity or annuitize your Annuity between the Index Strategy Start and End Dates, we will use an Interim Value to determine the fair market value of your Index Strategy on the Valuation Day of the transaction. The Interim Value is also used in the event we pay a death claim to your beneficiaries during an Index Term.

The Interim Value for the Dual Directional Index Strategy is equal to the sum of (1) and (2), where:

(1)	Is the fair value of the Index Strategy Base on the Valuation Day the Interim Value is calculated. It is determined as (A – B) multiplied by [(1 + C) divided by (1 + D)]E, where:

A.	The Index Strategy Base on the Valuation Day the Interim Value is calculated;
B.	The fair value of the replicating portfolio of options under initial market conditions, with linear interpolation to the end of the Index Strategy Term when the value becomes zero;
C.	The Market Value Index Rate on the Index Strategy Start Date;
D.	The Market Value Index Rate on the Valuation Day the Interim Value is calculated; and
E.	The total days remaining in the Index Strategy Term divided by 365.

(2)	Is the fair value of the replicating portfolio of options.

The replicating portfolio of options is designed to replicate the performance of the Index Strategy at the end of the Index Strategy Term. The replicating portfolio of options is equal to AMC (At the Money Call Option) plus AMP (At the Money Put Option) minus OMC (Out of the Money Call Option) minus twice the OMP (Out of the Money Put Option) minus (Buffer Rate multiplied by OMBP (Out of Money Binary Put Option)).

The fair value of the Index Strategy Base is meant to represent the market value of the assets, other than derivative assets, supporting each Index Strategy. It includes a market value adjustment that reflects movements in the interest rates and credit spreads.

The Market Value Index Rate will apply on a uniform basis for a class of contract owners in the same Index Strategy and will be administered in a non-discriminatory manner.

The Market Value Index Rate is specified on the Index Strategies Specifications Schedule. The change in the Market Value Index Rate is measured over the remaining Index Strategy Term as follows: the value is projected to the Index Strategy End Date by the Market Value Index Rate at the Index Strategy Start Date and then discounted back to the current Valuation Day using the Market Value Index Rate as of the current Valuation Day.

If the Market Value Index Rate is not published for a particular day, then we will use the rate on the next day it is published. If the Market Value Index Rate is no longer published, or is discontinued, then we may substitute another suitable method for determining this component of the Interim Value subject to the approval of the Superintendent.

The fair values of the replicating portfolio of options are designated by us and are used to estimate the market value of the possibility of gain or loss on the Index Strategy End Date. The value may be positive or negative.

Signed for the Company and made a part of the Contract as of the Effective Date.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

[		]
SECRETARY

P-END-RILA-DD(7/23)-NY